SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2012

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       ☒       Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       ☐        No      ☒

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS S.A.

27 April 2012

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 3 ON THE AGENDA:

(To resolve on the proposal for application of profits and distribution of reserves)

Whereas:

A)          The net profit of the financial year ending on 31 December 2011 amounted to 342,259,821 Euros;

B)            On 3 November 2010, the Board of Directors approved a new shareholder remuneration policy, which comprised, in particular, the payment of an ordinary 0.65 Euros per share dividend for the financial year ending on 31 December 2011, which represents a 13% increase compared to the Company’s original commitment of 0.575 Euros per share for that same period (subject to approval by the General Meeting of Shareholders);

C)            Also according to such shareholder remuneration policy, in December 2011 the Board of Directors resolved on the advance of 2011 profits in the amount of 192,750,187.50 Euros, and the sum actually distributed to the Shareholders on 4 January 2012 amounted to 184,799,868 Euros;

We propose that it be resolved:

1)              That, considering the net profit of 342,259,821 Euros and the advance of 2011 profits in the amount of 184,799,868 Euros already paid, as well as the amount of 232,522,984.50 Euros existing in the retained earnings account, and in addition to the amount corresponding to the advance of annual profits resolved in December 2011, the total amount of 389,982,937.50 Euros is paid to the Shareholders, which corresponds to 0.435 Euros per share in respect of the total number of issued shares;

2)              Thus, and taking into account the amount corresponding to the advance of annual profits resolved in December 2011 and paid in January 2012, we propose that the overall amount to be distributed to the Shareholders is of 582,733,125 Euros, which corresponds to a unit amount of 0.65 Euros per share;

3)              That, taking into account the proposal set out in item 7 on the agenda, it will not be possible to accurately determine the number of own shares that will be in treasury on the date of the above mentioned payment without limiting the Company’s intervention ability, we propose that, in the distribution of the overall sum of 389,982,937.50 Euros as provided for in the foregoing paragraphs, calculated on the basis of an unit amount per issued share (in this case, 0.435 Euros per share), the following is observed:

a)                       Each issued share be paid the unit amount of 0.435 Euros;

b)                      The amount corresponding to the shares that, on the payment day of the above mentioned amount, belong to the Company itself (calculated on the basis of said unit amount of 0.435 Euros per issued share) not be paid, but transferred to retained earnings;

4)              That, considering the right to the above mentioned payment pertaining to the shares resulting from the exercise of the right to conversion of convertible bonds issued:

a)                       To each share entitled to dividend resulting from the conversion of convertible bonds is paid said unit amount of 0.435 Euros;

b)                      The payment to each share resulting from the conversion of convertible bonds is made by using retained earnings.

Lisbon, 22 March 2012

The Board of Directors,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2012

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.